UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form N-8F

Application for Deregistration of Certain Registered Investment Companies.

I.   General Identifying Information

1. Reason fund is applying to deregister (check only one: for descriptions, see Instruction 1 above):

     [ X  ] Merger

     [    ] Liquidation

     [    ] Abandonment of  Registration
            (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

     [    ] Election of status as a Business Development Company
            (Note: Business  Development  Companies  answer  only   questions  1
            through 10 of this form and complete verification at the end of the form.)

2.   Name of fund: The Kenwood Funds

3.   Securities and Exchange Commission File No.: 811-07521

4.   Is this an initial Form N-8F or an amendment to previously filed Form N-8F?

         [X]  Initial Application   [ ]  Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

         10 South LaSalle Street
         Suite 3610
         Chicago, Illinois 60603

6. Name, address and telephone number of individual or entity the Commission staff should contact with any questions regarding this form:

         Arthur Don, Esq.
         Seyfarth Shaw LLP
         55 East Monroe Street
         Suite 4200
         Chicago, Illinois 60603
         (312) 346-8000

         The Kenwood Group
         10 South LaSalle Street
         Suite 3610
         Chicago, Illinois 60603
         Attention:  Yolanda D. Waggoner
         (312) 368-1666

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

         Ultimus Fund Solutions, Inc.
         135 Merchant Street
         Suite 230
         Cincinnati, OH 45246
         (513) 587-3401

     Note: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.   Classification of fund (check only one):

         [X]  Management company;

         [ ]  Unit investment trust; or

         [ ]  Face-amount certificate company.

9.   Subclassification if the fund is a management company (check only one):

         [X] Open-end   [ ] Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

         Delaware

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

         The Kenwood Group
         10 South LaSalle Street
         Suite 3610
         Chicago, Illinois 60603

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

         Since July 1, 2002
         Quasar Distributors, LLC
         615 East Michigan Street
         Milwaukee, Wisconsin 53202

         Prior to July 1, 2002
         Unified Financial Securities, Inc.
         1793 Kingswood Drive
         Suite 200
         Southlake, Texas 76092

13.  If the fund is a unit investment trust ("UIT") provide:

         (a) Depositor's name(s) and address(es):

         (b) Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

         [ ] Yes   [X] No

     If Yes, for each UIT state:

     Name(s):

     File No.: 811-______

     Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          [X] Yes   [ ] No

          If Yes, state the date on which board vote took place: August 29, 2003

          If No, explain:

     (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          [X] Yes [ ] No

          If Yes,  state the date on which  the  shareholder  vote  took  place:
          December 22, 2003

          If No, explain:

II.  Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

     [X] Yes   [ ] No

     (a)  If Yes, list the date(s) on which the fund made those distributions:

          December 19, 2003 and December 22, 2003.

     (b)  Were the distributions made on the basis of net assets?

          [X] Yes   [ ] No

     (c)  Were the distributions made pro rata based on share ownership?

          [X] Yes   [ ] No

     (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

          December 19, 2003 Distribution: Pursuant to the Agreement and Plan of Reorganization, the fund declared a dividend or dividends which, together with all previous such dividends, had the effect of distributing to the fund's shareholders all of the fund's net investment company taxable or tax exempt income for all taxable periods ending on or prior to the closing date of the Merger (computed without regard to any deduction for dividends paid) and all of the net capital gains realized in all taxable periods ending on or prior to the closing date of the merger (after reduction for any capital loss carryforward).

          December 22, 2003 Distribution: Pursuant to the Agreement and Plan of Reorganization, the fund transferred all of its assets and identified liabilities to the acquiring fund. In exchange for the transfer of such assets and liabilities, the acquiring fund issued a number of full and fractional shares to the fund equal in value to the net assets transferred to the acquiring fund in connection with the Merger. The fund then distributed to its shareholders of record all shares of the acquiring fund received by the fund. Each shareholder of the fund received shares of the acquiring fund equal in value to his or her share of the net assets of the fund held as of the close of business on the New York Stock Exchange on December 22, 2003.

     (e)  Liquidations only:

          Were any distributions to shareholders made in kind?

          [ ] Yes   [X] No

          If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.  Closed-end funds only:

     Has the fund issued senior securities?

     [ ] Yes   [ ] No

     If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.  Has the fund distributed all of its assets to the fund's shareholders?

     [X] Yes   [ ] No

     If No,

     (a) How many shareholders does the fund have as of the date this form is filed?

     (b)  Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

     [ ] Yes   [X] No

     If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

     [ ] Yes   [X] No

     If Yes,

     (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

     (b)  Why has the fund retained the remaining assets?

     (c)  Will the remaining assets be invested in securities?

     [ ] Yes   [ ] No

21.  Does  the  fund  have  any  outstanding   debts  (other  than   face-amount
     certificates if the fund is a face-amount certificate company) or any other liabilities?

     [ ] Yes   [X] No

     If Yes,

     (a)  Describe the type and amount of each debt or other liability:

     (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.  Information About Event(s) Leading to Request For Deregistration

22.  (a)  List  the  expenses   incurred  in  connection   with  the  Merger  or
          Liquidation:

          (i)  Legal expenses: $40,000

          (ii) Accounting expenses: $2,500

          (iii) Other expenses (list and identify separately):

               1.   Blue  Sky   De-registration                      $510
               2.   De-conversion  Cost  (transfer  agent)        $17,500
               3.   Board of Trustees Special Meeting and
                    Conference Call                                $4,750

          (iv) Total expenses (sum of lines (i)-(iii) above): $65,260.

     (b) How were those expenses allocated? As a result of Fund expense undertakings, these expenses were paid by the Fund's adviser, the Kenwood Group. The surviving Fund's adviser paid $25,000 to the Kenwood Group to partially defray said costs.

     (c)  Who paid those expenses? See answer to 22(b).

     (d)  How did the fund pay for unamortized expenses (if any)? N/A.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

     [ ] Yes   [X] No

     If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed.

V.   Conclusion of Fund Business

24.  Is the fund a party to any litigation or administrative proceeding?

     [ ] Yes   [X] No

     If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

     [ ] Yes   [X] No

     If Yes, describe the nature and extent of those activities:

VI.  Mergers Only

26. (a) State the name of the fund surviving the Merger: Profit Funds Investment Trust

     (b)  State the Investment Company Act file number of the fund surviving the
          Merger: 811-07677

     (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

          Form N-14 (Registration No. 333-109543) filed October 7, 2003, and Post-Effective Amendment No. 1 thereto filed November 21, 2003 pursuant to Rule 485(b) under the Securities Act of 1933, as amended.

     (d) If the merger or reorganization agreement had not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.


                                  VERIFICATION

     The undersigned states that (i) she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of The Kenwood Funds, (ii) she is the President and Chief Financial Officer of The Kenwood Funds, and (iii) all actions by shareholders, directors and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of her knowledge, information and belief.


                                                          /s/  Barbara L. Bowles
                                                          ----------------------
                                                               Barbara L. Bowles
                                                               President and
                                                               Chief Financial
                                                               Officer of
                                                               The Kenwood Funds